Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alberto Culver 401(k) and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (no. 333-138794) on Form S-8 of Alberto Culver Company of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Alberto Culver 401(k) and Profit Sharing Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) and Schedule H, line 4a – delinquent participant contributions as of December 31, 2008 which report appears in the December 31, 2008 annual report on Form 11-K of the Alberto Culver 401(k) and Profit Sharing Plan.

/s/ KPMG LLP

Chicago, IL
June 29, 2009